Exhibit 99.1
Satyam files application to delist ADSs from
Euronext Amsterdam
Hyderabad, INDIA, April 14, 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”) announced today that it had filed an application for delisting from NYSE Euronext, the regulated market of Euronext Amsterdam (“Euronext Amsterdam”), of its American Depositary Shares (“ADSs”), which are currently traded on Euronext Amsterdam. Upon careful consideration of the advantages and disadvantages of its listing on Euronext Amsterdam, the board of directors of the Company has come to the conclusion that the financial and legal burdens of a listing no longer justify a listing on Euronext Amsterdam. The application for delisting is subject to the approval of Euronext Amsterdam. Upon delisting from Euronext Amsterdam, the Company’s equity shares are expected to remain listed and traded on the Bombay Stock Exchange Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”), and its ADSs are expected to remain listed and traded on the New York Stock Exchange in New York (“NYSE”). The Company does not currently intend to delist from any of the BSE, NSE or NYSE.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the Company’s delisting from Euronext Amsterdam, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. In particular, there can be no assurance that the Company’s delisting application will be approved by Euronext Amsterdam. Satyam undertakes no duty to update any forward-looking statements.

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Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484
Reshma Wad Jan Reshma@wer1.net +65-98-140-507